

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Kevin P. Gildea
EVP, Chief Legal Officer and Secretary
Franklin Credit Management Corporation
101 Hudson Street
Jersey City, NJ 07302

Re: Franklin Credit Management Corp.
Schedule 14C
File No. 000-54781
Schedule 13E-3
File No. 005-87016
Filings Made on October 10, 2014, by Franklin Credit Management Corp.

Dear Mr. Gildea:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendments to the filings, and the information provided in response to these comments, we may have additional comments.

Schedule 14C

Notice of Internet Availability

1. Advise us, with a view toward revised disclosure, how Franklin will comply with the 40 calendar day timeframe specified in Rule 14a-16(a), how Franklin intends to comply with Rule 14a-16(i) and how Franklin otherwise has complied with Rule 14a-16(f).

Forward-Looking Statements, page 10

2. The Private Securities Litigation Reform Act of 1995, by its terms, does not protect any forward-looking statements made in connection with a transaction subject to Rule 13e-3. Please delete the reference to the Act.

Reason for the Reverse/Forward Split, page 12

3. We noticed the issuer has sustained operating losses. Revise to indicate, if true, that the continuing shareholders will become the direct beneficiaries of Frankin's future use of any accrued operating loss carry forwards to offset future taxable income. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Fairness of the Reverse/Forward Split to Stockholders, page 13

4. Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer. In addition, please make corresponding revisions to the discussion regarding procedural fairness beginning on page 14.

5. Clarify whether or not a going concern value was explicitly established and the extent to which such value was considered by the issuer in reaching its fairness determination. In addition to Item 1014(b) of Regulation M-A and Instruction 2 thereto, please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

6. The discussion with respect to liquidation value is conclusory and therefore inconsistent with Instruction 3 to Item 1014 of Regulation M-A. Please revise the discussion to provide the reasonable detail required by Item 1014(b) of Regulation M-A. In addition to Item 1014(b) of Regulation M-A and Instruction 2 thereto, please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

Financial Information, page 24

7. We noticed that financial information from Franklin's filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer and its management are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filings.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions